                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the fiscal year ended December 31, 2006.

                         Commission file number 0-20793

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           SMITHWAY MOTOR XPRESS, INC.
                  401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SMITHWAY MOTOR XPRESS CORP.
                                2031 QUAIL AVENUE
                             FORT DODGE, IOWA 50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                        Financial Statements and Schedule

                           December 31, 2006 and 2005

         (With Report of Independent Registered Public Accounting Firm)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN



                                TABLE OF CONTENTS


                                                                                                    PAGE
Report of Independent Registered Public Accounting Firm                                               1

Statements of Net Assets Available for Benefits                                                       2

Statements of Changes in Net Assets Available for Benefits                                            3

Notes to Financial Statements                                                                         4

SCHEDULE

1   Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2006           9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Plan Trustees
Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:


We have audited the accompanying statements of net assets available for benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i -- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP

                                  July 11, 2007
                                Des Moines, Iowa

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                 Statement of Net Assets Available for Benefits

                           December 31, 2006 and 2005

                                                                            ---------------------------
                                                                                2006           2005
                                                                            -----------     -----------
ASSETS:
  Investments:
    Investment in registered investment companies, at fair value.........   $ 8,805,438     $ 8,015,746
    Common stock, at fair value .........................................     3,173,210       3,330,286
    Loans to participants ...............................................       380,897         451,052
                                                                            -----------     -----------
                                                                             12,359,545      11,797,084
                                                                            -----------     -----------
Contributions receivable:
  Employer ..............................................................       231,870         260,520
  Employee ..............................................................       102,223         102,655
                                                                            -----------     -----------
      Total assets ......................................................    12,693,638      12,160,259
                                                                            -----------     -----------
Liabilities .............................................................         6,375           8,199
      Net assets available for benefits, at fair value ..................    12,687,263      12,152,060
                                                                            -----------     -----------
Adjustment from fair value to contract value for fully benefit
responsive investment contracts .........................................        18,906          16,243
                                                                            -----------     -----------
      Net assets available for benefits .................................   $12,706,169     $12,168,303
                                                                            ===========     ===========



See accompanying notes to financial statements

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

            Statement of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2006 and 2005

                                                               ---------------------------
                                                                   2006            2005
                                                               -----------     -----------
Additions to net assets attributed to:
    Employer contributions ...............................     $   231,870     $   260,520
    Employee contributions and rollovers .................       1,069,346       1,075,571
    Net appreciation in fair value of investments ........         312,017         821,994
    Interest and dividends ...............................         795,117         214,296
                                                               -----------     -----------
         Total additions .................................       2,408,350       2,372,381
                                                               -----------     -----------
Deductions from net assets attributed to:
    Benefits paid to participants ........................       1,842,309       1,148,539
    Administrative fees ..................................          28,175          42,259
    Other ................................................               -           1,915
                                                               -----------     -----------
         Total deductions ................................       1,870,484       1,192,713
                                                               -----------     -----------
         Net increase in net assets available for benefits         537,866       1,179,668

Net assets available for benefits:
    Beginning of year ....................................      12,168,303      10,988,635
                                                               -----------     -----------
    End of year ..........................................     $12,706,169     $12,168,303
                                                               ===========     ===========



See accompanying notes to financial statements

                      SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2006 and 2005


   (1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    PLAN INFORMATION AND BASIS OF PRESENTATION

              The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing ninety days of service and attaining twenty-one years of age. Participants should refer to the Plan agreement for more complete information.

       (b)    INVESTMENTS

              Investments, other than loans, are reported at fair value as determined by using available market information. Fully-benefit responsive investment contracts are stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flow based on contract yields of similar instruments with comparable duration. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

              Net investment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

       (c)    ADMINISTRATIVE FEES

              Certain administrative fees are paid by the Company.

       (d)    INCOME TAXES

              The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. The Plan's management, Franklin Templeton (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2006 and 2005. The Plan was amended on January 1, 2005. Management believes this amendment did not adversely impact the Plan's compliance with the applicable requirements of the Internal Revenue Code. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

       (e)    USE OF ESTIMATES

              The Plan's management has made a number of estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

                      SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


       (f)    ADOPTION OF NEW ACCOUNTING GUIDANCE

              The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As required by the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits presents the fair value of the Galliard Stable Return Fund investment contract, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

       (g)    RISK AND UNCERTAINTIES

              The Plan invests in various investment securities and Company stock. Investment securities and Company stock are exposed to various risks, such as interest rate, market and credit risks.

              Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

   (2)    NET ASSETS AVAILABLE FOR BENEFITS

          The Plan Administrator maintains funds received from the Plan primarily in registered investment companies or in the Company's common stock.

   (3)    CONTRIBUTIONS

          The Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year. Contributions totaled $231,870 and $260,520 for the years ended December 31, 2006 and 2005, respectively. Forfeitures, if any, are used to reduce future employer contributions. Forfeitures used towards contributions totaled $31,530 and $5,133 for years ended December 31, 2006 and 2005. There are no unused forfeitures at the end of years ended December 31, 2006 and 2005.

          Employees may make voluntary contributions to the Plan up to certain IRS limitations.

   (4)    PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

          Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting of employer matching contributions is based on years of continuous service in which the participant has completed at least 1,000 hours of service as follows:

                      SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


                                                PERCENTAGE
                    YEARS OF SERVICE              VESTED
                    ----------------           ------------

                           1                          0%
                           2                         20%
                           3                         40%
                           4                         60%
                           5                         80%
                           6                        100%


   (5)    BENEFITS

          Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement. Benefit payments are recorded upon distribution. Distributions from the participants' ESOP accounts are made in shares of the Company stock or cash. All other distributions are made in cash.

   (6)    PLAN TERMINATION

          Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in all benefits earned from both employee and employer contributions as of the termination date.

   (7)    PARTY-IN-INTEREST TRANSACTIONS

          Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Franklin Templeton, as Plan Administrator, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its own funds. The Company is a party-in-interest as a result of the Plan participants being able to invest in Company stock. A participant who acquires a participant loan is a party-in-interest. However, such transactions are exempt and are not prohibited by ERISA.

   (8)    INVESTMENTS

          The following table presents investments representing 5% or more of the Plan net assets at December 31, 2006 and 2005:


                                                                      2006                                   2005
                                                       -------------------------------         ---------------------------------
                                                       SHARES IN UNITS      FAIR VALUE         SHARES IN UNITS        FAIR VALUE
                                                       ---------------      ----------         ---------------        ----------
Galliard Stable Return Fund                                  34,415         $1,331,533               30,726           $1,143,939
Franklin Templeton U.S. Government Securities Fund          133,731            859,888              125,494              818,221
Franklin Templeton Income Fund                              487,778          1,297,491              520,460            1,249,103
Fidelity Magellan Fund                                       24,022          2,150,470               21,431            2,281,090
Franklin Templeton Flex Cap Growth Fund                      37,499          1,591,460               38,485            1,546,331
Smithway Motor Xpress Corp. common stock                    317,481          3,173,100              373,277            3,330,286

                      SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


          Included in net investment gain for the years ended December 31, 2006 and 2005 is appreciation of investments (including gains and losses on investments bought and sold, as well as held during the year) as follows:

                                                    2006            2005
                                                 ---------       ---------
           Registered investment companies       $ (77,293)        151,781
           Stable value fund                         2,663           4,547
           Common stock                            386,647         665,666
                                                 ---------       ---------
                                                 $ 312,017         821,994
                                                 ---------       ---------


   (9)    INVESTMENT CONTRACT

          In 2006 and 2005, the Plan maintained a fully benefit-responsive investment contract with Wells Fargo Bank, N.A. (Wells Fargo) called the Galliard Stable Return Fund. Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Wells Fargo. As described in Note 1, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported by Wells Fargo, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan's ability to fully realize the investment contract's value under certain conditions. The average yield and crediting interest rates on the contract were 5.24 percent and 4.96 percent for the year ended December 31, 2006. The basis and frequency of determining the crediting interest rate is done on a quarterly basis. There were no guarantees or limitations on the contract at December 31, 2006 and 2005.


   (10)   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.


                                                                                     2006               2005
                                                                                 ------------       ------------
Net assets available for benefits per the financial statements                   $ 12,706,169       $ 12,168,303

Adjustment from contract value to fair value for fully benefit-responsive
investment contracts                                                                  (18,906)           (16,243)
                                                                                 ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS (FAIR VALUE COLUMN PER FORM 5500)              $ 12,687,263       $ 12,152,060
                                                                                 ============       ============

                      SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


          For the years ended December 31, 2006 and 2005, the following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

                                                                            2006               2005
                                                                         -----------        -----------
Total net appreciation in fair value of investments, interest and
dividends per the financial statements                                   $ 1,107,134        $ 1,036,290

Adjustment from contract value to fair value for fully benefit
responsive-investment contracts                                               (2,663)            (4,547)
                                                                         -----------        -----------
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS PER THE FORM 5500          $ 1,104,471        $ 1,031,743
                                                                         ===========        ===========


   (11)   PARTICIPANT LOANS

          Participants are allowed to borrow from the vested portion of their account. The minimum loan is $1,000. The maximum loan is the lesser of 50% of the participant's vested account balance or $50,000. These loans are secured by the balance in the participant's account and bear interest rates that range from 4.25% to 10.5% at December 31, 2006. Principal and interest is paid notably through payroll deductions.

   (12)   SUBSEQUENT EVENTS

          In March 2007, the Company entered into a definitive agreement with Western Express, Inc. to acquire all outstanding shares of the Company. The Plan's management has not determined the impact the transaction will have on the Plan.

                                                                      Schedule 1

                      SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2006


  Column (a)                  Column (b)                          Column (c)                  Column (d)          Column (e)


  PARTY-IN-                                                DESCRIPTION OF INVESTMENT
  INTEREST                                                INCLUDING MATURITY DATE OR                                CURRENT
IDENTIFICATION      INDENTIFY OF ISSUE OR BORROWER             RATE OF INTEREST                   COST               VALUE
--------------      ------------------------------     --------------------------------      -------------       ------------

*                   Wells Fargo Bank, N.A.             Galliard Stable Return Fund             $  1,286,903        1,331,533
*                   Franklin Templeton                 U.S. Government Securities Fund              868,308          859,888
*                   Franklin Templeton                 Total Return Fund                            111,001          111,678
*                   Franklin Templeton                 Income Fund                                1,179,666        1,297,491
*                   Franklin Templeton                 Age High Income Fund                         122,126          124,543
*                   Franklin Templeton                 Growth Fund                                  197,484          249,306
*                   Franklin Templeton                 Mutual Shares                                421,754          449,320
*                   Franklin Templeton                 Small Cap Value Fund                         149,327          156,453
*                   Fidelity                           Magellan Fund                              2,480,244        2,150,470
*                   Franklin Templeton                 Capital Growth Fund                          198,607          208,688
*                   Franklin Templeton                 Flex Cap Growth Fund                       1,513,505        1,591,460
*                   Franklin Templeton                 Small-Midcap Growth Fund                      55,579           54,732
*                   Franklin Templeton                 Growth Fund                                  231,101          219,876
*                   Ameritrade cash                    Cash                                             110              110
*                   Smithway Motor Xpress Corp.        317,481 shares of common stock             3,266,957        3,173,100
                                                                                               ------------       ----------
                                                                                                 12,082,672       11,978,648
                                                       with interest rates from
                                                       4.25%-10.5% and various
*                   Loans to participants              maturities                                         -          380,897
                                                                                               ------------       ----------
                                                                                               $ 12,082,672       12,359,545
                                                                                               ------------       ----------


*PARTY-IN-INTEREST.

See accompanying independent auditors' report.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized



                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

   Date: July 11, 2007                      By: /s/ Tom Nelson
                                                --------------------------------
                                                Tom Nelson, Administrator

                                  EXHIBIT INDEX


   Exhibit
    Number
   -------

     23      Consent of KPMG LLP, independent registered public accounting firm